Filed pursuant to Rule 433(d)

Registration No. 333-192267

Dated June 16, 2015

FINAL TERM SHEET

Issuer:	PacifiCorp

Security Type:	First Mortgage Bonds due 2025

Legal Format:	SEC Registered

Principal Amount:	$250,000,000

Coupon:	3.35%

Interest Payment Dates:	Semi-annually on January 1 and July 1, commencing on January 1, 2016

Trade Date:	June 16, 2015

Settlement Date:	June 19, 2015 (T+3)

Maturity:	July 1, 2025

Treasury Benchmark:	2.125% due May 15, 2025

US Treasury Spot:	98-10+

US Treasury Yield:	2.315%

Spread to Treasury:	+105 basis points

Re-offer Yield:	3.365%

Price to Public (Issue Price):	99.872% of principal amount

Optional Redemption:	Prior to April 1, 2025, Make Whole Call at T+20 basis points. On or after April 1, 2025, 100% of the principal amount plus accrued and unpaid interest

Denominations:	$2,000 and any integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Mitsubishi UFJ Securities (USA), Inc.
Scotia Capital (USA) Inc.

Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
CIBC World Markets Corp.
Mizuho Securities USA Inc.
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.

CUSIP / ISIN:	695114 CS5 / US695114CS55

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mitsubishi UFJ Securities (USA), Inc. at (877) 649-6848 or Scotia Capital (USA) Inc. at (800) 372-3930.